UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934



                                   MFRI, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    552721102
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                J. Carlo Cannell
                              Cannell Capital, LLC
                       P.O. Box 3459, 240 E. Deloney Ave.,
                               Jackson, WY 83001
                                 (307) 733-2284
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 17, 2008
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

           Potential persons who are to respond to the collection of
         information contained in this form are not required to respond unless the form displays a current valid OMB control number.

Cusip No.      552721102
--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

                       J. Carlo Cannell
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions):
         (a)
         (b)
--------------------------------------------------------------------------------

3.  SEC Use Only
--------------------------------------------------------------------------------

4.  Source of Funds (See Instructions):  WC/OO
--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
--------------------------------------------------------------------------------

6.  Citizenship or Place of Organization:  United States
--------------------------------------------------------------------------------

    Number of                      7. Sole Voting Power:                568,065*
                                      ------------------------------------------
    Shares Beneficially            8. Shared Voting Power:                    0
                                      ------------------------------------------
    Owned by
    Each Reporting                 9. Sole Dispositive Power:           568,065*
                                      ------------------------------------------
    Person With                   10. Shared Dispositive Power:               0
                                      ------------------------------------------
--------------------------------------------------------------------------------

11. Aggregate Amount Beneficially Owned by Each Reporting Person:       568,065*
--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions):
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11):    8.5%*
--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions):   IN
--------------------------------------------------------------------------------

* As of January 17, 2008 (the "Reporting Date"), Anegada Master Fund Limited ("Anegada"), Tristan Partners, L.P. ("Tristan") and Tonga Partners, L.P. ("Tonga" and collectively with Anegada and Tristan, the "Funds") owned in the aggregate 568,065 shares of common stock, par value $0.01 per share (the
"Shares"), of MFRI, Inc. (the "Company"). Cannell Capital LLC acts as the investment adviser to Anegada, and is the general partner of and investment adviser to Tristan and Tonga. Mr. J. Carlo Cannell is the sole managing member of Cannell Capital LLC. As a result, Mr. Cannell possesses the sole power to vote and to direct the disposition of the securities held by the Funds. Thus, as of the Reporting Date, for the purposes of Reg. Section 240.13d-3, Mr. Cannell is deemed to beneficially own 568,065 Shares, or approximately 8.5% of the Shares deemed issued and outstanding as of the Reporting Date.

Item 1.   Security and Issuer.
          -------------------

          The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.01 per share (the "Shares"), of MFRI, Inc. (the "Company"), a Delaware corporation. The address of the principal executive offices of the Company is 7720 Lehigh Avenue, Niles, IL 60714.


Item 2.   Identity and Background.
          -----------------------

          The person filing this report is J. Carlo Cannell, whose business address is Cannell Capital, LLC, P.O. Box 3459, 240 E. Deloney Ave., Jackson, WY 83001. Mr. Cannell is the sole managing member of Cannell Capital LLC (the "Adviser"). The Adviser acts as the investment adviser to Anegada Master Fund Limited, a Cayman Islands limited company ("Anegada"), and is the general partner of and investment adviser to Tristan Partners, L.P., a Delaware limited partnership ("Tristan"), and Tonga Partners, L.P., a Delaware limited partnership ("Tonga" and, collectively with Anegada and Tristan, the "Funds"). Mr. Cannell is the sole managing member of the Adviser.

          Mr. Cannell has never been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Cannell is a citizen of the United States.


Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          All of the funds used in making the  purchase of Shares  described  in
Item 5 of this Schedule 13D came from the working capital of the Funds. The Funds have invested an aggregate amount of $9,236,383 in the Shares.


Item 4.   Purpose of Transaction.
          ----------------------

          Mr. Cannell, on behalf of the Funds, identified the Company as an entity satisfying each Fund's investment criteria. The Funds acquired and continue to hold the Shares as a long-term investment.

          Mr. Cannell reserves the right to discuss various views and opinions with respect to the Company and its business plans with the Company or the members of its senior management. The discussion of such views and opinions may extend from ordinary day-to-day business operations to matters such as nominees for representation on the Company's board of directors, senior management decisions and extraordinary business transactions. Mr. Cannell reserves the right to take such action as he may deem necessary from time to time to seek to maximize the value of the Shares. Such actions may include, but may not necessarily be limited to, pursuit of strategic initiatives to enhance shareholder value.

          By letter dated January 17, 2008, Mr. Cannell requested that the Company submit to a vote of the shareholders of the Company a proposal that the Company hire an investment banker to advise the Company on ways to increase shareholder value, by means of either an auction or merger of the Company.

          In addition to the actions set forth above, Mr. Cannell may engage in any of the actions specified in Items 4(a) through 4(j) to the Schedule 13D general instructions.

          Except as set forth above, Mr. Cannell has no present plans or proposals that relate to or would result in any of the transactions described in
Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Based on information set forth in the Company's Form 10-Q for the quarter ending October 31, 2007 as filed with the Securities and Exchange
Commission on December 18, 2007, there were 6,653,695 Shares issued and outstanding as of December 12, 2007. As of January 17, 2008 (the "Reporting Date"), the Funds owned 568,065 Shares. The Adviser acts as the investment adviser to Anegada, and is the general partner of and investment adviser to Tristan and Tonga. Mr. J. Carlo Cannell is the sole managing member of the Adviser.

          (a) As of the Reporting Date, for the purposes of Reg. Section 240.13d-3, Mr. Cannell is deemed to beneficially own 568,065 Shares, or approximately 8.5% of the Shares deemed issued and outstanding as of the Reporting Date.

          (b) Mr. Cannell possesses the sole power to vote and to direct the disposition of the securities held by the Funds.

          (c) The following table details the transactions during the sixty days on or prior to the Reporting Date in Shares, or securities convertible into, exercisable for or exchangeable for Shares, by Mr. Cannell or any other person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof (each of which was effected in an ordinary brokerage transaction).


                                   (Purchases)

   Date                 Security             Quantity             Price
   ----                 --------             --------             -----
 11/02/07             Common Stock             2,000             $15.96
 11/05/07             Common Stock             2,000             $15.13
 11/06/07             Common Stock             2,000             $14.88
 11/07/07             Common Stock             2,600             $13.94
 11/08/07             Common Stock             4,500             $13.28
 12/07/07             Common Stock             4,000             $13.71
 12/11/07             Common Stock             1,000             $12.95
 12/12/07             Common Stock             1,000             $12.78
 12/17/07             Common Stock             1,000             $12.62
 12/18/07             Common Stock             2,000             $11.01
 12/19/07             Common Stock             5,000             $10.91
 12/20/07             Common Stock             2,000             $10.51
 12/21/07             Common Stock             3,000             $10.40
 12/28/07             Common Stock             2,000             $10.66
 12/31/07             Common Stock             3,000             $10.68

                                     (Sales)

   Date                 Security             Quantity             Price
   ----                 --------             --------             -----
 12/07/07             Common Stock             1,500             $13.71
 12/07/07             Common Stock             2,500             $13.71
 12/11/07             Common Stock               400             $12.95
 12/11/07             Common Stock               600             $12.95


(d) Not applicable.

(e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
          ----------------------------------------------------------------------

          None


Item 7.   Material to be Filed as Exhibits.
          --------------------------------

          Letter to David Unger, Chairman & Chief Executive Officer of MFRI, Inc. dated January 17, 2007.

                                    Signature
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                  January 25, 2008


                                                  /s/ J. Carlo Cannell
                                                  -----------------------------
                                                  J.Carlo Cannell



Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

                                                                       Exhibit 1
                                                                       ---------

                              CANNELL CAPITAL LLC
                                   PO Box 3459
                             240 East Deloney Avenue
                                Jackson, WY 83001
                                  -------------


                               Tel (307) 733-2284
                               Fax (443) 606-0067
                               info@cannellcap.com

January 17, 2008



David Unger
Chairman & CEO
MFRI, Inc.
7720 Lehigh Avenue
Niles, IL 60714

Dear Mr. Unger,

          Thanks for your time last week to update Cannell Capital LLC on behalf of Tristan Partners LP, Tonga Partners LP and The Anegada Fund Ltd, all of which enjoy a beneficial interest in MFRI.

          As illustrated in Figure 1, attached herein, MFRI is "cheap" on both an absolute and relative basis.

          Figure 1: MFRI is "Cheap"




                                Market Cap                                                EV/12 Month    Gross Margin
Company                    ($ in Millions)       Price to Book     Price to Sales             Revenue
------------------------ ------------------ ------------------- ------------------ ------------------- ---------------
------------------------ ------------------ ------------------- ------------------ ------------------- ---------------

MFRI, Inc.                            97.6                1.55                0.4                0.54            20.8
Donaldson Company, Inc.            3,090.4                4.48               1.56                1.65           31.52
CLARCOR Inc.                       1,797.4                3.24               1.99                1.88           30.46
Peerless Mfg. Co.                    236.7                6.42               2.58                2.25           31.67
Pall Corporation                   4,481.0                3.42               2.05                2.12           46.81





          As a shareholder of record of MFRI, we hereby submit pursuant to Rule 14a-8 of the Securities Exchange Act of 1934 the following proposal to be submitted to shareholders for vote at the annual meeting to be held on (date.)

          "Proposal: We recommend that MFRI hire an accredited investment banker to advise it on ways to increase shareholder value, either through a sale through auction or via a merger."

Sincerely,

/s/ J. Carlo Cannell

J. Carlo Cannell
Managing Member
Cannell Capital LLC

Encl:    Proof of Ownership of MFRI by Goldman, Sachs

CC:      Christopher C. McMahon
         R. W. Barid and Company
         227 W. Monroe, Suite 2100
         Chicago, IL 60606